Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-218956

333-218956-01

June 26, 2017

Voya Financial, Inc.

$400,000,000 3.125% Senior Notes due 2024

Pricing Term Sheet

Issuer:	Voya Financial, Inc.

Guarantor:	Voya Holdings Inc.

Expected Ratings (Moody’s/S&P/Fitch)*:	Baa2 / BBB / BBB

Securities:	3.125% Senior Notes due 2024

Offering Format:	SEC-Registered

Trade Date:	June 26, 2017

Settlement Date:	July 5, 2017 (T+6)**

Maturity Date:	July 15, 2024

Principal Amount:	$400,000,000

Price to Public:	99.699% of principal amount

Gross Underwriting Discount:	0.650%

Net Proceeds to Issuer (Before Expenses):	$396,196,000

Coupon:	3.125% per annum

Yield to Maturity:	3.173%

Spread to Benchmark Treasury:	+120 basis points

Benchmark Treasury:	2.000% due May 31, 2024

Benchmark Treasury Price/Yield:	100-05+ / 1.973%

Interest Payment Dates:	Semi-annually on January 15 and July 15 of each year, commencing January 15, 2018

Optional Redemption:	Prior to May 15, 2024, make-whole redemption at the discount rate of U.S. Treasuries plus 20 basis points On or after May 15, 2024, par call redemption

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	929089 AD2

ISIN:	US929089AD25

Joint Book-Running Managers:	Citigroup Global Markets Inc. Scotia Capital (USA) Inc. Wells Fargo Securities, LLC BNP Paribas Securities Corp. Commerz Markets LLC

Senior Co-Managers:

Barclays Capital Inc.

BMO Capital Markets Corp.

Deutsche Bank Securities Inc.

ICBC Standard Bank Plc

ING Financial Markets LLC

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:

BNY Mellon Capital Markets, LLC

Credit Suisse Securities (USA) LLC

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

nabSecurities, LLC

PNC Capital Markets LLC

UniCredit Capital Markets LLC

The Williams Capital Group, L.P.

*	The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, Standard and Poor’s and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

**	Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The issuer and guarantor have filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, calling Scotia Capital (USA) Inc. toll-free at 1-800-372-3930 or calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751.